As filed with the Securities and Exchange Commission on May 4, 2007
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

Registration Statement
Under
The Securities Act of 1933

Illinois Tool Works Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3600 WEST LAKE AVENUE
GLENVIEW, ILLINOIS 60026-1215
(Address of Principal Executive Offices, including Zip Code)

ILLINOIS TOOL WORKS INC. 2006 STOCK INCENTIVE PLAN

(Full title of the plan)

James H. Wooten, Jr.
Senior Vice President, General Counsel & Corporate Secretary
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215
(Name and address of agent for service)

(847) 724-7500
(Telephone number, including area code, of agent for service)

With a copy to:

Edward Spacapan, Jr.
Schiff Hardin LLP
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	**Amount to be registered** (1)(2)	**Proposed maximum offering price per share** (3)	**Proposed maximum aggregate offering price**	**Amount of registration fee**
Common Stock, par value $.01 per share	18,704,647	$51.445	$962,260,564.92	$29,541.40

(1)   Together with additional shares of Common Stock which became, or may become, issuable under the Illinois Tool Works Inc. 2006 Stock Incentive Plan as the result of a stock split, stock dividend or similar transaction affecting the Common Stock, pursuant to Rule 416(a) and (b) under the Securities Act of 1933.

(2)   Of the 18,704,647 shares being registered under the Illinois Tool Works Inc. 2006 Stock Incentive Plan, 38,544 shares were previously registered under the Registration Statement on Form S-8 (File No. 333-75767) for issuance under the Illinois Tool Works Inc. Non-Officer Directors' Fee Conversion Plan, the non-deferral provisions of which, as explained in the Explanatory Note below, were incorporated by merger with and into the Illinois Tool Works Inc. 2006 Stock Incentive Plan, effective May 5, 2006. The Registrant has filed a post-effective amendment to that Form S-8 (File No. 333-75767) to deregister the 38,544 shares.

(3)   Based upon the average of the high and low sales prices of the Common Stock reported on the New York Stock Exchange on May 1, 2007 pursuant to Rule 457(c) and (h) of the Securities Act of 1933.

<center>**EXPLANATORY NOTE**</center>

The Registrant's stockholders approved, effective May 5, 2006, the Illinois Tool Works Inc. 2006 Stock Incentive Plan as an amendment and restatement of the Illinois Tool Works Inc. 1996 Stock Incentive Plan and the incorporation by merger of the non-deferral provisions of the Illinois Tool Works Inc. Non-Officer Directors' Fee Conversion Plan with and into the Illinois Tool Works Inc. 2006 Stock Incentive Plan.

<center>**GENERAL INSTRUCTIONS**</center>

E. Registration of Additional Securities.

The contents of the following Registration Statements filed by the Registrant with the Securities and Exchange Commission are hereby incorporated by reference:

(i)	Registration Statement on Form S-8 (File No. 333-22035) filed on February 19, 1997 registering the Registrant's Common Stock, par value $.01 per share, issuable pursuant to the Illinois Tool Works Inc. 1996 Stock Incentive Plan;

(ii)	Registration Statement on Form S-8 (File No. 333-75767) filed on April 6, 1999 registering 50,000 shares of the Registrant's Common Stock, par value $.01 per share, issuable pursuant to the Illinois Tool Works Inc. Non-Officer Directors' Fee Conversion Plan; and

(iii)	Registration Statement on Form S-8 (File No. 333-108088) filed on August 19, 2003 registering additional shares of the Registrant's Common Stock, par value $.01 per share, issuable pursuant to the Illinois Tool Works Inc. 1996 Stock Incentive Plan.

<center>**PART II**</center>

<center>**INFORMATION REQUIRED IN THE REGISTRATION STATEMENT**</center>

All information required in this Registration Statement (other than the information included or referenced in Items 5, 8 and 9 below or set forth on the signature page) is set forth in the Registration Statement (File No. 333-108088), all of which is incorporated herein by reference.

Item 3. Incorporation of Documents by Reference.

The Registrant incorporates herein by reference the following documents, as filed with the Securities and Exchange Commission (the "Commission"):

(i)	the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006;

(ii)	the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

(iii)	all other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of 2006; and

(iv)	the description of the Registrant's Common Stock, shares of which are being offered hereunder, contained in Exhibit 99 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (Commission File No. 001-04797).

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all of the securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such documents.

Item 5. Interests of Named Experts and Counsel.

James H. Wooten, Jr., Senior Vice President, General Counsel & Corporate Secretary of the Registrant, who is delivering the opinion attached hereto as Exhibit 5, owns 8,769 shares of the Registrant's Common Stock and holds options to acquire an additional 212,000 shares of Common Stock.

Item 8. Exhibits.

See Index to Exhibits, which is incorporated herein by reference.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that: (A) paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and (B) paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

        Provided, further, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

        (i)   If the Registrant is relying on Rule 430B:

            (A)   Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (B)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)   If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.   That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchasers by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Registrant's articles of incorporation or by-laws or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 4, 2007.

ILLINOIS TOOL WORKS INC.

By: /s/ James H. Wooten, Jr.
James H. Wooten, Jr.,
Senior Vice President, General Counsel &
Corporate Secretary

POWER OF ATTORNEY

Each of the undersigned officers and directors of the Registrant hereby constitutes and appoints David B. Speer, Ronald D. Kropp, Sharon M. Brady and James H. Wooten, Jr. and each of them, his true and lawful attorneys with full power to them and to each of them singly, to sign, in any and all capacities, any and all amendments to this Registration Statement, including post-effective amendments, to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission under the Securities Act of 1933. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 4, 2007.

SIGNATURE	TITLE
/s/ David B. Speer David B. Speer	Chairman & Chief Executive Officer & Director (Principal Executive Officer)
/s/ Ronald D. Kropp Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)
/s/ William F. Aldinger William F. Aldinger	Director
/s/ Michael J. Birck Michael J. Birck	Director
/s/ Marvin D. Brailsford Marvin D. Brailsford	Director
/s/ Susan Crown Susan Crown	Director
/s/ Don H. Davis, Jr.. Don H. Davis, Jr.	Director
/s/ Robert C. McCormack Robert C. McCormack	Director

| /s/ Robert S. Morrison | Director |
| Robert S. Morrison | |

| /s/ James A. Skinner | Director |
| James A. Skinner | |

| /s/ Harold B. Smith | Director |
| Harold B. Smith | |

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
5	Opinion of James H. Wooten, Jr., Senior Vice President, General Counsel & Corporate Secretary regarding the validity of the shares of Common Stock being registered.
10	Illinois Tool Works Inc. 2006 Stock Incentive Plan, as amended May 5, 2006, incorporated herein by reference to Exhibit 10(a) to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006 (Commission File No. 001-04797).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of James H. Wooten, Jr. (included in Exhibit 5).
24	Powers of Attorney of directors and certain officers of the Registrant are included on the signature page.